February 14, 1997

Board of Directors
CUNA Mutual Life Insruance Company
2000 Heritage Way
Waverly, IA  50677

RE:  Rule 24f-2 Notice - CUNA Mutual Life Variable Account
         File No. 2-87874 - For the Period Ended 12/31/96

Ladies and Gentlemen:

This opinion letter pertains to the Rule 24f-2 Notice for the flexible premium variable life insurance policies (the Policies) issued by the CUNA Mutual Life Variable Account (the Account) and CUNA Mutual Life Insurance Company (the Company). It is my opinion that:

1. The Company is a corporation duly organized and validly existing as a mutual life insurance company under the laws of the state of Iowa and is duly authorized by the Insurance Division of the Department of Commerce in the state of Iowa to issue the Policies.

2. The Account is a duly authorized and existing separate account established pursuant to the provisions of Section 508A.1 of the Iowa Code.

3. Unless provided to the contrary under the Policies, that portion of the assets of the Account equal to the reserves and other contract liabilities with respect to the Account will not be chargeable with liabilities arising out of any other business that the Company may conduct.

4. The Policies, when issued in accordance with the current prospectus for the variable universal life product, constitute legal, validly issued and binding obligations of the Company.

This opinion letter, or a copy thereof, may be used as an exhibit to the Rule 24f-2 Notice for the period ending December 31, 1996 for the CUNA Mutual Life Variable Account.

Sincerely,

/s/  Barbara L. Secor

Barbara L. Secor
Assistant Vice President & Associate General Counsel
CUNA Mutual Life Insurance Company